EXHIBIT 12.1

SINCLAIR BROADCAST GROUP, INC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND THE YEARS ENDED
DECEMBER 31, 2009, 2008, 2007, 2006, and 2005

(DOLLARS IN THOUSANDS)

	For the Nine Months Ended September 30, 2010	2009	2008 (as restated) (d)	2007 (as restated) (d)	2006 (as restated) (d)	2005 (as restated) (d)
Income (loss) before benefit (provision) for income taxes from continuing operations	$68,004	$(169,786)	$(365,488)	$35,582	$54,991	$69,232
Fixed charges (a)	88,700	80,021	87,634	102,228	115,217	120,002
Earnings (loss) available for fixed charges	156,704	(89,765)	(277,854)	137,810	170,208	189,234
Fixed charges (b)	90,556	81,739	88,396	102,228	115,217	120,002
Excess (deficit) of earnings (loss) over fixed charges	$66,148	$(171,504)	$(366,250)	$35,582	$54,991	$69,232

Ratio of earnings to fixed charges	1.73	0.00	0.00	1.35	1.48	1.58
Earnings (loss) available for combined fixed charges and preferred stock dividends	$156,704	$(89,765)	$(277,854)	$137,810	$170,208	$197,512
Combined fixed charges and preferred stock dividends (c)	90,556	81,739	88,396	102,228	115,217	128,280
Excess (deficit) of earnings (loss) over combined fixed charges and preferred stock dividends	$66,148	$(171,504)	$(366,250)	$35,582	$54,991	$69,232
Ratio of earnings to combined fixed charges and preferred stock dividends	1.73	0.00	0.00	1.35	1.48	1.54

(a)                Fixed charges consist of interest expense, which includes interest on all debt and amortization of debt discount, and amortization of deferred financing costs.

(b)               Fixed charges consist of interest expense, which includes interest on all debt and amortization of debt discount,  capitalized interest and amortization of deferred financing costs.

(c)                Combined fixed charges and preferred stock dividends consist of interest expense, which includes interest on all debt and amortization of debt discount and premium, capitalized interest and deferred financing costs and preferred stock dividends.  Preferred stock dividends are divided by (1 — effective tax rate) with the tax rate being 39.55% for the year ended December 31, 2005.  Accordingly, there were no preferred stock dividends paid in 2006, 2007, 2008, 2009 or 2010.

(d)               Earnings included in this ratio include the effects of the retrospective application of FSB APB 14-1 and FAS 160.